P.E. 1/1/02

1-14700

1934 Act Registration No. 1-14700



02011883

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549



FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2002

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant's Name into English)

No.121 Park Avenue III
Science-Based Industrial Park
Hsin-chu, Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___V___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No ___V___

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

TSMC 2001 Fourth Quarter Report

Hsinchu, Taiwan, January 25, 2002– Taiwan Semiconductor Manufacturing Company Ltd. ("TSMC" or "the Company") (TAIEX: 2330, NYSE: TSM), today announced its audited financial results for the fourth quarter of 2001. Net sales for the fourth quarter of 2001 reached NT$33,130 million, net income totaled NT$4,514 million, and earnings per share were NT$0.26 based on 16,833 million weighted average outstanding shares.

For the fiscal year 2001, ended December 31, net sales were NT$125,888 million and net income was NT$14,483 million. With a total of 16,833 million weighted average outstanding shares, earnings per share for 2001 were NT$0.83. These financial results were slightly better than TSMC's latest forecast for 2001.

Compared to the 2001 third quarter, the Company's net sales for the fourth quarter of 2001 grew 23 percent while net income rose a substantial 265 percent. In addition, the demand for TSMC's advanced technologies continued to increase, and sales of wafers using 0.25-micron and smaller process geometries accounted for approximately 74 percent of fourth quarter 2001 sales. Also, TSMC's utilization rate for the fourth quarter of 2001 increased to 50 percent from 41 percent for the third quarter of 2001. Consequently, the Company's fourth quarter 2001 operating income reached NT$5,859 million, representing a 201.7 percent increase over third quarter operating income of NT$1,942 million. Compared to the fourth quarter of 2000, when the overall IC industry was peaking, TSMC's fourth quarter 2001 sales and net income decreased 38.4 percent and 79 percent, respectively.

Mr. Harvey Chang, TSMC spokesperson and senior vice president, said that the worldwide semiconductor market experienced a decline of about 30 percent in 2001. However, due to its strength in developing leading-edge technologies, TSMC has successfully provided advanced wafer production processes that satisfy customers' needs for new designs in applications requiring cutting-edge technology. This allowed TSMC to realize a quicker upturn than the industry as a whole. As a consequence, the Company's monthly sales for the second half of 2001 increased steadily and achieved a profit of NT$14,483 million for year 2001, while many of our competitors in the industry still suffered losses in general.

TSMC's 2001 audited financial results are subject to approval by the TSMC Board of directors.

#   #   #

Table 1: TSMC's 2001 fourth quarter results

(Unit: NT$million, except for EPS)

	4Q'01 Amount*	4Q'00 Amount	YoY Change %	3Q'01 Amount	QoQ Change %
Net sales	$33,130	$53,822	-38.4%	$26,940	23.0%
Gross profit	11,089	25,574	-56.6%	6,816	62.7%
Income from operations	5,859	21,160	-72.3%	1,942	201.7%
Income before tax	4,298	20,921	-79.5%	-200	-
Net income	4,514	21,473	-79.0%	1,237	265.0%
EPS(NT$)	0.26**	1.31***	-80.0%	0.06**	360.9%

** 2001 figures have not been approved by Board of Directors*
*** Based on 16,833 million weighted average outstanding shares*
**** Based on 16,417 million weighted average outstanding shares*

Table 2: TSMC's 2001 results

(Unit: NT$million, except for EPS)

	2001* Amount	2000 Amount	YoY Change %
Net sales	$125,888	$166,228	-24.3%
Gross profit	36,381	75,997	-52.1%
Income from operations	17,342	60,541	-71.4%
Income before tax	10,659	63,838	-83.3%
Net income	14,483	65,106	-77.8%
EPS(NT$)	0.83**	3.96***	-79.0%

** 2001 figures have not been approved by Board of Directors*
*** Based on 16,833 million weighted average outstanding shares*
**** Based on 16,417 million weighted average outstanding shares*

# # #

TSMC Spokesperson:
Mr. Harvey Chang
Senior Vice President
Tel: 886-3-578-0221 Ext2075

For further information, please contact:

Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-567-3338
886-928-882-607(Mobile)
Fax: 886-3-567-0121
E-mail: jhtzeng@tsmc.com.tw

Mr. Jesse Chou
Public Affairs Manager, TSMC
Tel:886-3-5673347 (O)
886-932-113-258(Mobile)
Fax:03-5670121
E-Mail:jhchoua@tsmc.com.tw

Ms. Shan-Shan Guo
PR Manager, TSMC
Tel:886-3-5673345(O)
886-939-059-246 (Mobile)
Fax:03-5670121
Email: ssguo@tsmc.com.tw



FOR IMMEDIATE RELEASE

CONTACT IN TAIWAN
Julie Chan / Leon Ku
Finance Division
TSMC
invest@tsmc.com.tw
886/3567-2664/ 886/3567-2282

CONTACT IN NEW YORK
Daniel Loh/Mami Ogawa
Director/Vice President
Thomson Financial/Carson
dan.loh@tfn.com/mami.ogawa@tfn.com
212/701-1998/ 212/701-1824

Taiwan Semiconductor Manufacturing Company, Ltd. Announces Fourth-Quarter and Full-Year Unconsolidated Results for the Period Ended December 31, 2001

Hsin-Chu, Taiwan, R. O. C., January 25, 2002 – Taiwan Semiconductor Manufacturing Company, Ltd. (TAIEX: 2330, NYSE: TSM) ("TSMC" or "the Company"), the world's largest dedicated semiconductor foundry company, today announced its unconsolidated results of operations for the fourth quarter and the year ended December 31, 2001. All figures were prepared in accordance with generally accepted accounting principles in Taiwan, which differ in some material respects from generally accepted accounting principles in the United States.

Main Topics Discussed in This Release

- 4Q01 Results: Year-Ago Comparison
- 4Q01 Results: Sequential Comparison
- Planned Capital Expenditure and Capacity
- Guidance and Outlook
- Conference Call Information

4Q01 Results: Year-Ago Comparison Highlights

- Net sales[1] declined 38% to NT$33,130 million.
- Quarterly sales[1] of 8-inch equivalent wafers decreased 44% to 558K units.
- Capacity utilization decreased to 50% from 105% due to softer business conditions.
- Operating income declined 72% to NT$5,859 million.
- Net income declined 79% to NT$4,514 million.
- Diluted earnings per common share (EPS) decreased to NT$0.26 from NT$1.31, or US$0.037 per ADR versus US$0.202 per ADR.[2]

[1] Including wafers manufactured by affiliates: WaferTech, Vanguard and SSMC.
[2] Earnings per share for 4Q00 have been restated to reflect a 40% stock dividend and employee profit sharing of 5,143,189K shares in July 2001. Total weighted average outstanding shares were 16,832,553K in 4Q01 and 16,417,270K in 4Q00.

Net Sales:
Net sales in the fourth quarter of 2001 totaled NT$33,130 million (including NT$2,567 million contributed from affiliates), down 38% from NT$53,822 million (including NT$6,983 million contributed from affiliates) in the year-ago period, primarily reflecting lower unit sales offset in part by a higher average selling price (ASP). Unit shipments of 8-inch equivalent wafers, including sales by affiliates, declined 44% to 558K units in 4Q01 compared with 1,001K in 4Q00. ASP in New Taiwan dollars rose 11% in 4Q01 versus the same period last year, due partly to the U.S. dollar's appreciation against the NT dollar (up 7% to NT$34.56/$ from NT$32.24/$) and partly to a more favorable product mix.

Table 1 summarizes TSMC's 4Q01 and 4Q00 sales by application, technology, customer type and geography.

Table 1: Sales Breakdown Based on Revenue (Including Affiliates)[3]

Segment:	4Q01	4Q00	Segment:	4Q01	4Q00
Application[3]	(Revenue)	(Unit)	Customer Type	(Revenue)	(Revenue)
Computer	57%	29%	Fabless	71%	60%
Communication	20%	33%	IDM	28%	40%
Consumer	19%	20%	System	1%	- %
Industrial / Others	2%	4%			
Memory	3%	14%			
Technology[3]	(Revenue)	(Unit)	Geography	(Revenue)	(Revenue)
$X \leq 0.15\ \mu$	21%	-%	North America	80%	67%
$0.15\ \mu < X \leq 0.18\ \mu$	24%	7%	Asia Pacific	13%	12%
$0.18\ \mu < X \leq 0.25\ \mu$	29%	32%	Europe	3%	8%
$0.25\mu < X \leq 0.35\ \mu$	15%	35%	Japan	5%	13%
$X \geq 0.50\ \mu$	11%	26%			

Gross Profit:
Gross profit declined 57% to NT$11,089 million in the fourth quarter from NT$25,574 million a year ago. The decrease versus the year-ago quarter is mainly due to the combined impact of reduced shipment volumes and lower average capacity utilization (50% in 4Q01 versus 105% in 4Q00), offset in part by a higher ASP. As a percentage of total sales, TSMC's gross margin declined to 33% in 4Q01 from 48% in 4Q00. Excluding those wafers that were manufactured by affiliates, the gross margin derived from the Company's own manufacturing activities would have been 36%, down from 54% in 4Q00.

Operating Expenses:
Operating expenses in 4Q01 increased 18% to NT$5,230 million compared with NT$4,414 million in 4Q00, principally due to higher R&D expenditures for advanced technology and start-up expenses associated with Fab 12. R&D expenditure in 4Q01 increased by NT$736 million due to research efforts in 300mm, 0.15um, 0.13um, 0.10um, copper and low-k process technology. As a percentage of total sales, operating expenses rose to 16% in 4Q01 from 8% in 4Q00.

[3] Sales breakdown by applications/technologies is based on revenue terms in 4Q01 and on unit terms in 4Q00. It is not meaningful to compare one with the other. The Company may revise its definitions/methodologies from time to time to present management information more effectively. Historical numbers may be restated to conform to these changes. The restatements, when being made, may not be accompanied by relevant details.

Net Non-Operating Income/Expenses:
Net non-operating items resulted in a gain of NT$187 million in 4Q01 compared with a loss of NT$104 million in 4Q00. The variance versus the year-ago period is due to an increase in insurance claim accruals that was largely offset by an increase in net interest expense (reflecting lower interest income on declining interest rates).

Investment Income/Loss:
Investment losses of NT$1,748 million in 4Q01 compared with an investment loss of NT$135 million in the year-ago period. The variance between the two reporting periods primarily reflects increased losses by WaferTech (NT$1,152 million in 4Q01 versus NT$547 million in 4Q00) and Vanguard (NT$958 million in 4Q01 versus a gain of NT$121 million in 4Q00) due to unfavorable business conditions.

Net Income:
Net income decreased 79% to NT$4,514 million in the latest quarter from NT$21,473 million in the year-ago period. Diluted earnings per share declined to NT$0.26 in 4Q01 from NT$1.31 in 4Q00. Diluted earnings per ADR declined to US$0.037 from US$0.202 per ADR.

4Q01 Results: Sequential Comparison Highlights

- Net sales increased 23%.
- Wafer shipments increased 25%.
- Operating income rose 202%.
- Net income rose 265%.
- Diluted earnings per common share (EPS) of NT$0.26 compared with diluted EPS of NT$0.06 in 3Q01, or US$0.037 per ADR versus US$0.008 per ADR.

Net Sales:
Net sales in 4Q01 totaled NT$33,130 million (including NT$2,567 million contributed from affiliates), up 23% from NT$26,940 million (including NT$2,345 million contributed from affiliates) in 3Q01, primarily reflecting increased unit sales. Including contributions from affiliates, unit sales of 8-inch equivalent wafers totaled 558K units in 4Q01 compared with 448K units in 3Q01. ASP in New Taiwan dollars, meanwhile, improved marginally versus the previous quarter.

Table 2 summarizes TSMC's 4Q01 and 3Q01 sales by application, technology, customer type and geography.

Table 2: Sales Breakdown Based on Revenue (Including Affiliates)[3]

Segment:	4Q01	3Q01	Segment:	4Q01	3Q01
Application	(Revenue)	(Revenue)	Customer Type	(Revenue)	(Revenue)
Computer	57%	49%	Fabless	71%	67%
Communication	20%	16%	IDM	28%	32%
Consumer	19%	25%	System	1%	1%
Industrial / Others	2%	4%			
Memory	3%	6%			
Technology	(Revenue)	(Revenue)	Geography	(Revenue)	(Revenue)
$X \leq 0.15\ \mu$	21%	15%	North America	80%	69%
$0.15\ \mu < X \leq 0.18\ \mu$	24%	24%	Asia Pacific	13%	16%
$0.18\ \mu < X \leq 0.25\ \mu$	29%	31%	Europe	3%	3%
$0.25\mu < X \leq 0.35\ \mu$	15%	16%	Japan	5%	12%
$X \geq 0.50\ \mu$	11%	14%			

Gross Profit:
Gross profit increased 63% to NT$11,089 million in 4Q01 from NT$6,816 million in 3Q01, mainly due to stronger shipment volumes and to an increased average capacity utilization (50% versus 41% in the previous quarter). Gross margin increased to 33% in 4Q01 from 25% in 3Q01. Excluding those wafers that were manufactured by affiliates, the gross margin derived from the Company's own manufacturing activities would have been 36%, up from 27% in 3Q01.

Operating Expenses:
Operating expenses rose 7% to NT$5,230 million in 4Q01 from NT$4,874 million in 3Q01 due to higher marketing and administrative expenses attributable to business volume growth and to higher R&D expenses associated with advanced-process technology development. As a percentage of total sales, however, operating expenses declined to 16% in 4Q01 from 18% in 3Q01.

Net Non-Operating Income/Expenses:
Net non-operating items resulted in a gain of NT$187 million in 4Q01 compared with a loss of NT$216 million in 3Q01. The improvement versus the prior period is mainly attributable to an increase in insurance claim accruals that was partially offset by an adverse change in net interest expense (owing to reduced interest income in a low interest rate environment).

Investment Income/Losses:
Investment losses of NT$1,748 million in 4Q01 improved slightly over investment losses of NT$1,926 million in 3Q01. The improvement this quarter was due to better results from WaferTech (a loss of NT$1,152 million versus a loss of NT$1,527 million in the previous quarter) and an increase of NT$231 million in capital gains on investments reported by Investar. This was partly offset by increased losses in Vanguard (a loss of NT$958 million in 4Q01 versus a loss of NT$677 million in 3Q01).

Net Income:
Net income increased 265% to NT$4,514 million in 4Q01 from NT$1,237 million in 3Q01. Diluted earnings per common share increased to NT$0.26 from NT$0.06 in the previous quarter. Diluted earnings per ADR, meanwhile, increased to US$0.037 from US$0.008.

4Q01 Liquidity and Capital Resources:
During 4Q01, TSMC generated NT$13.3 billion in cash from operating activities. Depreciation and amortization amounted to NT$13.0 billion. Cash used in investing activities totaled NT$10.6 billion for 4Q01, mainly for advanced-technology capacity and its process developments. As of December 31, 2001, TSMC had NT$33.4 billion of cash and equivalents on hand, an increase of NT$2.7 billion during the quarter. TSMC's liabilities-to-assets ratio was 17.4% at December 31, 2001, little changed versus 18.4% as of September 30, 2001.

Full-Year 2001 Results: Year-over-Year Comparison

- Net sales declined 24% to NT$125.9 billion.
- Annual sales of 8-inch equivalent wafers decreased 37% to 2,159K units.
- Capacity utilization decreased to 51% from 106%.
- Operating income declined 71% to NT$17.3 billion.
- Net income declined 78% to NT$14.5 billion.
- Diluted earnings per share decreased to NT$0.83 from NT$3.96, or US$0.12 per ADR versus US$0.64 per ADR.

Net Sales:
Net sales in 2001 declined 24% to NT$125.9 billion from NT$166.2 billion in 2000, primarily reflecting lower unit sales offset in part by a higher average selling price. Unit shipments of 8-inch equivalent wafers decreased 37% to 2,159K units from 3,408K units in 2000.

Gross Profit:
Gross profit decreased 52% to NT$36.4 billion from NT$76.0 billion a year ago. As a percentage of total sales, TSMC's gross margin fell to 29% versus 46% a year ago. In addition, the Company's operating margin declined to 14% from 36%, while its operating income decreased 71% to NT$17.3 billion from NT$60.5 billion.

Net Income:
Net income declined 78% to NT$14.5 billion in 2001 from NT$65.1 billion in 2000. Diluted earnings per common share totaled NT$0.83 versus NT$3.96 a year ago, or US$0.12 per ADR versus US$0.64 per ADR.

2001 Liquidity and Capital Resources:
During 2001, TSMC generated NT$72.0 billion in cash from operating activities. Depreciation and amortization amounted to NT$48.9 billion. Cash used in investing activities totaled NT$73.4 billion, mainly for advanced-process technology and 12-inch wafer fabs. As of December 31, 2001, TSMC had NT$33.4 billion of cash and equivalents on hand, a decrease of NT$2.3 billion during the year. TSMC's liabilities-to-assets ratio improved to 17.4% at December 31, 2001 versus 23.2% at December 31, 2000.

Recent Operations Highlights by TSMC:

Major announcements during 4Q01 and following included:

- Altera and TSMC Deliver Industry's First 0.13-Micron All-Copper Interconnect PLD (01/07)
- TSMC Named Taiwan's Best Managed Company between 1991 and 2001 by AsiaMoney Magazine (01/03)
- TSMC Appoints Mr. Harvey Chang as Spokesperson (12/27)
- PMC-Sierra and TSMC Collaborate to Develop System-on-Chip Products with Higher Levels of Integration (12/20)
- TSMC Appoints Dr. Dick Thurston as Vice President and General Counsel (12/19)
- TSMC Announces Its Updated 2001 Financial Forecast (12/03)
- TSMC Board of Directors Approves Issuance of Corporate Bond (11/06)
- TSMC Completed "The Analysis of the Effect of High Speed Rail Vibration on IC Fabrication" (10/25)
- TSMC Fab 12 Sets World Record for Delivery of 0.13-Micron Devices on 300mm Wafers with Production-Worthy Yields (10/22)
- TSMC Announces to Set Up Liaison Office in Shanghai, China (10/05)

Please visit TSMC's Web site (http://www.tsmc.com) for details about these and other announcements.

Capital Commitment and Capacity

Highlights

- 2001 CAPEX: US$2.2 billion.
- 2001 Capacity: Monthly - 381K 8-inch equivalent wafers - as of December 2001
  (Annually - 4.379 million 8-inch equivalent wafers)
- Estimated 2002 Capacity:
  Monthly - 332K 8-inch equivalent wafers - as of March 2002
  Monthly - 358K 8-inch equivalent wafers - as of December 2002

Capital Commitment and Capacity in 2001 and 2002:

TSMC's 2001 unconsolidated capital expenditures totaled US$2.2 billion, in line with a forecast total of US$2.2 billion. About 50% of TSMC's 2001 capital commitment was directed to 12-inch wafer fabs, which will contribute towards capacity in 2002 and beyond. Total installed capacity managed by TSMC was approximately 4.4 million 8-inch equivalent wafers in 2001.

Capital expenditures in 2002 will continue to focus on the ramp up of 12-inch-wafer-fab capacity and on the development of advanced-process technologies.

In addition, TSMC will continue its efforts to convert and/or reconfigure its trailing-edge tooling and equipment mix in order to, at minimal cost, increase the amount of capacity dedicated to leading-edge technology processes. These efforts reflect a shift in TSMC's capacity plan from quantity-driven to quality-driven. The conversion and/or reconfiguration will be carried out in a manner as called for by business and customer demand. The additional capacity in advanced-technology processes will become available at the expense of existing trailing-edge technology capacity.

The dynamic adjustment to TSMC's production capacity in 2002 is illustrated in Table 3, which highlights the Company's estimated fab capacity at the end of 1Q02 and 4Q02.

Table 3: 2001 / 2002 Capacity Managed by TSMC

Fab Unit in K (wafer size)	Dec. 31, 2001 Monthly	2002 Estimated Normalized Installed Capacity	
		March 31[4]	December 31[4]
Fab 1 (6")[5]	20	-	-
Fab 2 (6")	80	80	80
Fab 3 (8")[6]	47	78	74
Fab 4 (8")[6]	36		
Fab 5 (8")	40	36	35
Fab 6 (8")	41	37	50
Fab 7 (8")	47	28	23
Fab 8 (8")	55	46	52
Fab12 (12")	2	4	10
WaferTech (8")	28	28	28
VIS (8")	23	23	23
SSMC (8")	5	3	6
Total Capacity (8" Equiv.)[7]	**381**	**332[4]**	**358[4]**

Guidance and Outlook

- Our business has been in a steady recovery since 3Q01. We expect the recovery momentum to continue throughout 2002.
- Based upon the current business outlook, guidance for 1Q02 is as follows:
  - We expect our 1Q02 revenues to grow by a single-digit (in the mid-to-high range) percentage rate versus our 4Q01 sales revenues.
  - We expect our gross margin rate to remain at the same level sequentially as Fab 12 commences commercial operation. However, both our operating and net margins are expected to continue to improve over those of the previous quarter.
  - We expect the utilization rate for our leading-edge process technologies (0.18um or more advanced) to reach 90% at TSMC fabs (not including affiliates). The utilization rate for our 0.25/0.22 node technologies is also expected to exceed 60%. As a result, the overall utilization rate in 1Q02 is expected to improve to around 60%.
- Capital expenditure in 2002 is expected to be approximately 25% less than that in 2001.

---

[4] Estimated monthly capacity as of the indicated date. Actual monthly capacity may be less due to public holidays, annual maintenance, and repairs.
[5] Fab 1 is to be decommissioned on March 31, 2002 due to the expiration of its land lease agreement.
[6] Fabs 3 and 4 are to be consolidated into a single fab during 1Q02.
[7] 6"-wafer is converted into 8"-equivalent wafer by dividing by 1.78; 12"-wafer by multiplying by 2.25.

The statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. TSMC cautions readers that forward-looking statements are subject to significant risks and uncertainties and are based on TSMC's current expectations. Actual results may differ materially from those contained in such forward-looking statements for a variety of reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor industry; demand and supply for TSMC's foundry manufacturing capacity in particular and for foundry manufacturing capacity in general; intense competition; the failure of one or more significant customers to continue to place the same level of orders with us; TSMC's ability to remain a technological leader in the semiconductor industry; TSMC's ability to manage expansion of its capacity; TSMC's ability to obtain, preserve and defend its intellectual property rights; natural disasters and other unexpected events which may disrupt production; and exchange rate fluctuations. Additional information as to these and other risk factors that may cause TSMC's actual results to differ materially from TSMC's forward-looking statements may be found in TSMC's Registration Statement on Form F-3 (Registration No. 333-14218), initially filed with the United States Securities and Exchange Commission on December 21, 2001, its amendments, and such other documents as the Company may file with, or submit to, the SEC from time to time.

Conference Call Information

- TSMC's quarterly review conference call will be held at 8 A.M. Eastern Time (9 P.M. Taiwan Time) on Friday, January 25, 2002. The conference call will also be Webcast live on the Internet.
- Investors wishing to listen to the live Webcast and to view summary slides relating to management's quarterly review presentation should visit TSMC's Web site at http://www.tsmc.com at least 15 minutes prior to the broadcast.

  Instructions will be provided on the Web site to ensure that necessary audio applications are downloaded and installed.

  An archived version of the Webcast will be available on the TSMC Web site until the Company's next quarterly review conference call and Webcast.
- Investors without Internet access may listen to the conference call by dialing 1-713-481-1320 (Security Code: TSMC).

  Investors using this number will be placed in a "listen only" mode throughout the call.

Company Description:

TSMC is the world's largest dedicated semiconductor foundry, providing the industry's leading manufacturing capacity, process technology, library and IP options, and other leading-edge foundry services. TSMC currently operates one twelve-inch wafer fab, six eight-inch wafer fabs and two six-inch fabs. The Company also has substantial capacity commitments at a wholly owned U.S. subsidiary (WaferTech) and two joint-venture fabs (Vanguard and SSMC). TSMC's 300mm wafer fab (Fab 12), the first of its kind in Taiwan, commenced commercial production in January 2002. TSMC's corporate headquarters are in Hsin-Chu, Taiwan. More information about TSMC is available through the World Wide Web at http://www.tsmc.com.

Corporate Headquarters:

Taiwan Semiconductor Manufacturing Company, Ltd.
121, Park Avenue III, Hsin-Chu Science-Based Industrial Park, Hsin-Chu, Taiwan, R. O. C.
Tel: 886/3/578-0221 http://www.tsmc.com

# # #

Attachment A

tsmc

TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD.
UNCONSOLIDATED BALANCE SHEET

As of Dec 31, 2001 and 2000

(Figures in Millions of New Taiwan dollars (NTD) and U.S. dollars (USD)) [1]

	Dec 31, 2001			Dec 31, 2000		YoY	
ASSETS	USD	NTD	%	NTD	%	Move	%
Cash	988	33,404	9.9%	35,664	10.5%	(2,261)	-6.3%
Accounts Receivable	502	16,976	5.1%	28,304	8.3%	(11,328)	-40.0%
Inventories	252	8,504	2.5%	10,968	3.2%	(2,464)	-22.5%
Other Current Assets	141	4,769	1.4%	11,014	3.2%	(6,245)	-56.7%
Total Current Assets	1,883	63,653	19.0%	85,951	25.2%	(22,298)	-25.9%
Long Term Investment	973	32,869	9.8%	33,422	9.8%	(553)	-1.7%
Fixed Assets	10,525	355,724	106.0%	301,338	88.4%	54,386	18.0%
Less Accumulated Depreciation	-4,149	(140,225)	-41.8%	(94,332)	-27.7%	(45,892)	48.6%
Net Fixed Assets	6,376	215,499	64.2%	207,005	60.7%	8,494	4.1%
Other Assets	702	23,713	7.1%	14,594	4.3%	9,119	62.5%
Total Assets	9,934	335,735	100.0%	340,972	100.0%	(5,238)	-1.5%
LIABILITIES							
Accounts Payable	746	25,211	7.5%	41,189	12.1%	(15,978)	-38.8%
Total Current Liabilities	746	25,211	7.5%	41,189	12.1%	(15,978)	-38.8%
Bonds Payable	710	24,000	7.1%	29,000	8.5%	(5,000)	-17.2%
Other Long Term Liabilities	276	9,334	2.8%	9,030	2.6%	304	3.4%
Total Liabilities	1,732	58,545	17.4%	79,219	23.2%	(20,674)	-26.1%
SHAREHOLDERS' EQUITY							
Capital Stock	5,365	181,326	54.0%	129,894	38.1%	51,432	39.6%
Capital Surplus	1,690	57,128	17.0%	57,089	16.7%	39	0.1%
Legal Reserve	508	17,180	5.1%	10,689	3.1%	6,491	60.7%
Special Reserve	10	350	0.1%	1,091	0.3%	(741)	-67.9%
Retained Earnings	591	19,978	6.0%	63,341	18.6%	(43,363)	-68.5%
Unrealized loss on long-term investments	0		0.0%	(72)	0.0%	72	-100.0%
Cumulated Translation Adjustment	36	1,229	0.4%	(278)	-0.1%	1,507	-
Total Equity	8,202	277,190	82.6%	261,754	76.8%	15,436	5.9%
Total Liabilities & Shareholders' Equity	9,934	335,735	100.0%	340,972	100.0%	(5,238)	-1.5%

Note : (1) New Taiwan dollar amounts have been translated into U.S. dollars at the rate of NTD33.796 per U.S. dollar at the end of Dec, 2001

Attachment B

TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD.
UNCONSOLIDATED INCOME STATEMENT

For the Three Months Ended December 31, 2001 and 2000

(Expressed in Millions New Taiwan Dollars (NTD) and U.S. Dollars (USD) [1]
Except for Per Share Amounts and Shares Outstanding)

	Year over Year Comparison					Sequential Comparison				
	4Q 2001		% of	4Q 2000	YoY	4Q 2001		% of	3Q 2001	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %
Net Sales	947	33,130	100.0	53,822	(38.4)	947	33,130	100.0	26,940	23.0
Cost of Sales	(630)	(22,041)	(66.5)	(28,248)	(22.0)	(630)	(22,041)	(66.5)	(20,124)	9.5
Gross Margin	317	11,089	33.5	25,574	(56.6)	317	11,089	33.5	6,816	62.7
Operating Expenses										
General and Administrative Expenses	(49)	(1,710)	(5.2)	(1,420)	20.4	(49)	(1,710)	(5.2)	(1,584)	7.9
Selling and Marketing Expenses	(17)	(612)	(1.8)	(822)	(25.6)	(17)	(612)	(1.8)	(532)	14.9
Research and Development Expenses	(83)	(2,908)	(8.8)	(2,172)	33.8	(83)	(2,908)	(8.8)	(2,757)	5.5
Total Operating Expenses	(149)	(5,230)	(15.8)	(4,414)	18.5	(149)	(5,230)	(15.8)	(4,874)	7.3
Income from Operations	167	5,859	17.7	21,160	(72.3)	167	5,859	17.7	1,942	201.7
Net Non-operating Income (Expenses)	5	187	0.6	(104)	-	5	187	0.6	(216)	-
Investment Income (Loss)	(50)	(1,748)	(5.3)	(135)	1,194.9	(50)	(1,748)	(5.3)	(1,926)	(9.2)
Income before Income Tax	123	4,298	13.0	20,921	(79.5)	123	4,298	13.0	(200)	-
Income Tax Credit (Expenses)	6	215	0.6	552	(61.0)	6	215	0.6	1,437	(85.0)
Net Income	129	4,514	13.6	21,473	(79.0)	129	4,514	13.6	1,237	265.0
Diluted Earnings Per Ordinary Share [4]	0.007	0.26		1.31	(80.0)	0.007	0.26		0.06	360.9
Earnings Per ADR [2]	0.037	1.31		6.53		0.037	1.31		0.334	
Weighted Average Outstanding Shares ('M) [3]		16,833		16,417			16,833		16,833	

Note: (1) New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD35 per U.S. dollar for the fourth quarter of 2001.

(2) 1 ADR equals 5 ordinary shares.

(3) Total weighted average outstanding shares were 16,832,553K in 4Q01 and 16,417,270K in 4Q00.

(4) The dividend of preferred stock, NT$13,000 million at 3.5% of annual rate, was deducted before EPS calculation in 2001.

(5) 4Q00 was restated for reclassification. NT$818.5M of COGS was reclassified to be operation expense.

Attachment C

TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD.

UNCONSOLIDATED INCOME STATEMENT

For the Twelve Months Ended December 31, 2001 and 2000

(Expressed in Millions New Taiwan Dollars (NTD) and U.S. Dollars (USD) [1]

Except for Per Share Amounts and Shares Outstanding)

	12 months ended Dec. 31				
	2001		% of	2000	YoY
	USD	NTD	Sales	NTD	Chg %
Net Sales	3,725	125,888	100.0	166,228	(24.3)
Cost of Sales	(2,648)	(89,507)	(71.1)	(90,232)	(0.8)
Gross Margin	1,076	36,381	28.9	75,997	(52.1)
Operating Expenses					
General and Administrative Expenses	(179)	(6,049)	(4.8)	(5,299)	14.1
Selling and Marketing Expenses	(69)	(2,341)	(1.9)	(2,953)	(20.7)
Research and Development Expenses	(315)	(10,649)	(8.5)	(7,204)	47.8
Total Operating Expenses	(563)	(19,039)	(15.1)	(15,456)	23.2
Income from Operations	513	17,342	13.8	60,541	(71.4)
Net Non-operating Income (Expenses)	(8)	(254)	(0.2)	2,517	-
Investment Income (Loss)	(190)	(6,430)	(5.1)	779	-
Income before Income Tax	315	10,659	8.5	63,838	(83.3)
Income Tax Credit (Expenses)	113	3,824	3.0	1,269	201.5
Net Income	429	14,483	11.5	65,106	(77.8)
Diluted Earnings Per Ordinary Share [5]	0.02	0.83		3.96	(79)
Earnings Per ADR [3]	0.12	4.17		19.78	
Weighted Average Outstanding Shares ('M) [4]		16,833		16,417	

Note: (1) New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD 33.8 per U.S. dollar for the whole year of 2001.

(2) 1 ADR equals 5 ordinary shares.

(3) Total weighted average outstanding shares were 16,832,553K in 4Q01 and 16,417,270K in 4Q00.

(4) The dividend of preferred stock, NT$13,000 million at 3.5% of annual rate, was deducted before EPS calculation in 2001.

(5) Year2000 was restated for reclassification. NT$2,072.1M of COGS was reclassified to be operation expense.

tsmc

TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD.
UNCONSOLIDATED STATEMENT OF CASH FLOWS
For the Twelve Months Ended Dec. 31, 2001 and 2000
(Figures in Million of New Taiwan dollars (NTD) and U.S. dollars (USD))[(1)]

	12 MTHS 2001		12 MTHS 2000
	USD	NTD	NTD
Cash Flows from Operating Activities:			
Net Income	429	14,483	65,106
Net Income of the merged companies			(135)
Depreciation & Amortization	1,446	48,876	33,051
Investment Loss (Income) Recognized by Equity Method	190	6,430	(779)
Deferred Tax on Investment Tax Credit	(114)	(3,841)	(1,060)
Changes in Working Capital & Others	169	5,719	(8,383)
Net Cash Provided from Operating Activities	2,121	71,666	87,800
Cash Flows from Investing Activities:			
Decrease in Short-Term Investments			236
Acquisition of Fixed Assets	(2,012)	(68,002)	(79,270)
Proceeds from Disposal of Properties	9	298	219
(Increase) Decrease in Deposit out	6	195	(771)
Increase in Long-Term Investments	(135)	(4,564)	(11,867)
Proceeds from Sales of Long-Term Stock Investments	5	162	
Increase in Deferred Assets	(43)	(1,466)	(1,090)
Proceeds from the merger activity			1,412
Net Cash Used in Investing Activities	(2,171)	(73,376)	(91,130)
Cash Flows from Financing Activities:			
Increase (Decrease) in Short-Term Credit Instruments			(12,635)
Decrease in Commercial Paper Payable			(5,479)
Increase in Issuance of Bonds			9,000
Increase (Decrease) Long-Term Bank Loans			(7,550)
Decrease Obligation under Capital Lease	(1)	(50)	
Increase in Guarantee Deposits & Others	4	125	1,901
Cash Dividend - Preferred Shares	(1)	(41)	
Bonus paid to Directors and Supervisors	(17)	(584)	(215)
Issue Stocks			37,323
Net Cash Used in Financing Activities	(16)	(551)	22,344
Net Increase (Decrease) in Cash and Cash Equivalents	(67)	(2,261)	19,014
Cash and Cash Equivalents at Beginning of Period	1,055	35,664	16,650
Cash and Cash Equivalents at End of Period	988	33,404	35,664

*** Have been audited by TNS-external auditor.**

Note : (1) New Taiwan dollar amounts have been translated into U.S. dollars at the rate of NTD33.8 per U.S. dollar.

Taiwan Semiconductor Manufacturing Company Limited

For the month of January 2002

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; "TSMC") (NYSE:TSM) 2) the pledge and clear of pledge of TSMC common shares by directors, supervisors, executive officers and 5% shareholders of TSMC 3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of December 2001.

1)The trading of directors, supervisors, executive officers and 10% shareholders:

Title	*Name*	*Number of shares held when elected (for Directors, Supervisors and Executive Officers) or as April 14, 2000 (for 10% shareholders)*	*Number of shares held as November 30, 2001*	*Number of shares held as December 31, 2001*	*Changes*
Director	F. C. Tseng	12,032,090	28,012,877	27,812,877	-200,000
President	Rick Tsai		18,846,467	18,681,467	-165,000
Vice President	Y. C. Huang		12,015,389	11,965,389	-50,000
Vice President	K. C. Chen		5,510,730	5,390,730	-120,000
Vice President	Harvey Chang		6,276,622	6,226,622	-50,000
Vice President	C. C. Wei		4,330,931	4,150,931	-180,000
Vice President	Mark Liu		7,296,793	7,256,793	-40,000
Vice President	Genda Hu		563,111	502,111	-61,000
Vice President	Chung-Shin Hsu		509,940	500,940	-9,000

[1] The Philips Electronics, B.V. appoints 3 directors and 1 supervisor.

[2] The Development Fund appoints 1 director and 1 supervisor.

2) The pledge and clear of pledge of TSMC common shares by directors, supervisors, executive officers and 10% shareholders:

Title	*Name*	*Number of common shares pledged as of December 31, 2001*	*Date of pledged*	*Accumulated number of pledged common shares*
Vice President	C. C. Wei	350,000	2001/12/24	1,712,000

3) The acquisition of assets: (Unit:$Thousand)：

Description of assets	*Purchase price*
Semiconductor Manufacturing Equipment	NT$501,570

4) The disposition of assets: (Unit:$Thousand)：None.

TSMC Named Taiwan's Best Managed Company between 1991 and 2001 by AsiaMoney Magazine

HSIN-CHU, Taiwan, Jan. 3, 2002 – Taiwan Semiconductor Manufacturing Company (TSMC) (TAIEX: 2330, NYSE: TSM) today (3) announced that the company had just been named by the leading financial magazine in Asia, Asiamoney, as Taiwan's Best Managed Company for the decade between 1991 and 2001. Also, in Asiamoney's annual best-managed companies poll, TSMC was ranked NO. 1 on the list of Taiwan's Best Managed Companies for 2001 by fund managers, chief investment officers and heads of research at fund management firms, insurance companies and brokerage houses in the Asia-Pacific region, Europe, and the USA. This is the sixth consecutive year that TSMC has been honored by the citation since TSMC went public in the Taiwan market in September of 1994.

Asiamoney, an influential financial magazine in Asia, began its first annual best-managed companies poll in Asia in 1991. Survey questionnaires are sent to fund managers, officers and heads of research at fund management firms, insurance companies and brokerage houses in the Asia-Pacific region, Europe, and the USA each year to pick the best managed companies in Asia. As this year happens to be the tenth anniversary of the poll, Asiamoney not only announced the results of this year's pool, but also named TSMC Taiwan's Best Managed Company for the decade between 1991 and 2001 based on the poll results of the past 10 years. The magazine released the detailed 2001 poll results in the 2001 Dec./2002 Jan. issue. The award ceremony will take place in Hong Kong in February 2002.

According to the magazine's 2001 poll results, TSMC was ranked the top Overall Best Managed Company as well as the top Overall Best Investor Relations. Respondents also recognized TSMC as the company having the Best Corporate Strategy as well as the Best Corporate Governance. TSMC was also named the NO. 1 company in all of the following categories in the poll: Access to Senior Management, Best Investor Relations, Treatment of Minorities, Company Website and Annual Report.

TSMC's president, Dr. Rick Tsai, said, "We are very pleased and honored to have been recognized by the global investor community as Taiwan's Best Managed Company for six consecutive years. It is an especially great honor to be recognized as Taiwan's Best Managed Company for the decade between 1991 and 2001 based on Asiamoney's poll results in the past 10 years. These honors and recognition reassured TSMC's success in business strategies and performance, and its efforts and payoff in achieving financial transparency and optimal investor relations. Looking ahead, TSMC will continue to provide its customers with the latest cutting-edge technologies and top quality services in order to increase its customers' competitiveness while maintaining TSMC's leading position in the foundry industry."

About TSMC

TSMC is the world's largest dedicated semiconductor foundry, providing the industry's leading process technology and the foundry industry's largest portfolio of process-proven library, IP, design tools and reference flows. The company has one advanced 300mm wafer fab in production and one under construction, in addition to seven eight-inch fabs and two six-inch wafer fabs. TSMC also has substantial capacity commitments at two joint ventures fabs (Vanguard and SSMC) and at its wholly-owned subsidiary, WaferTech. In early 2001, TSMC became the first IC manufacturer to announce a 0.10-micron technology alignment program with its customers. TSMC's corporate headquarters are in Hsin-Chu, Taiwan. For more information about TSMC please go to http://www.tsmc.com.

# # #

TSMC Spokesperson
Mr. Harvey Chang
Senior Vice President
Tel: 886-3-578-0221 Ext. 2075

For further information, please contact:

Mr. J.H. Tzeng
PR Department Manager,
TSMC
Tel: 886-3-567-3338
0928-882-607(Mobile)
Fax: 886-3-567-0121
E-mailjhtzeng@tsmc.com.tw

Mr. Jesse Chou
Public Affairs Manager,
TSMC
Tel:03-5673347 (O)
0932-113-258(Mobile)
Fax:03-5670121
E-Mail:jhchoua@tsmc.com.tw

Ms. Shan-Shan Guo
PR Manager,
TSMC
Tel:03-5673345(O)
0939-059-246 (Mobile)
Fax:03-5670121
E-mail: ssguo@tsmc.com.tw

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.



Date: January 25, 2002

By ______________________

Harvey Chang

Senior Vice President & Chief Financial Officer